SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Recently Awarded US$ 8.5 Million in Orders dated June 29, 2009.

                                                                          ITEM 1

Magal Recently Awarded US$ 8.5 Million in Orders

Press Release

Source: Magal Security Systems Ltd

On Monday June 29, 2009, 7:35 am EDT

YAHUD, Israel, June 29 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) announced today that during May 2009, it was awarded a total of approximately US$ 8.5 million in purchase orders to protect two airports and several nuclear power stations in South East Asia, to reconstruct a border in Israel and to extend an existing airport project in Eastern Europe. Most of the orders are expected to be completed during 2009.

The first turnkey project is the extension of an airport Perimeter Intrusion Detection System (PIDS) in Eastern Europe for US$ 1.6 million and it includes infrastructure, a Taut Wire barrier as well as Command and Control System. The second project is the reconstruction of a border protection solution in Israel for US$ 4.6 million. The third order is for various nuclear power station sites in South East Asia, and will incorporate a Volumetric Intrusion Detection System for US$ 1.3 million. The fourth order is for the protection of two airports in South East Asia, which will incorporate a variety of intrusion detection solutions including Taut Wire and Vibration Sensors for US$ 1.0 million.

Yoav Stern, Acting President & CEO, commented: "Magal is in the midst of a transition. While we still believe there are some challenging times ahead, these latest additions to our backlog of signed orders and contracts, is actually making it one of the largest in our company's history. This represents a ray of optimism and confidence that an improvement is to be expected in the not too distant future."

About Magal Security Systems Ltd.:

Magal S3i is a leading international solution provider, in the business of Security, Safety, Site Management and Intelligence analysis.

Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products optimized for perimeter, outdoor and general security applications. Magal S3i's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support.

Magal S3i's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion.

A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3i has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal Security Systems Ltd.
    Yoav Stern, Acting President & CEO
    Tel: +972-3-539-1421
    Cell: +972-54-311-3110
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-ssl.com

    Web: http://www.magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Yoav Stern
                                                -------------
                                                Yoav Stern
                                                Acting President and
                                                Chief Executive Officer




Date:  June 29, 2009